LEE G. BEAUMONT

2090 Centro Street, East

Tiburon, California 94920

(415) 889-5198

April 1, 2015

VIA EDGAR AND FEDERAL EXPRESS

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             AeroCentury Corp.

PREC14A filed March 18, 2015

File No. 1-13387

Dear Ms. Chalk,

In conjunction with the responses to the comment letter dated March 24, 2015, containing comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Preliminary Proxy Statement on Schedule 14A for AeroCentury Corp., filed by Lee G. Beaumont with the Commission on March 18, 2015 (File No. 1-13387), Mr. Beaumont hereby acknowledges the following:

•                  Mr. Beaumont is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Mr. Beaumont may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lee G. Beaumont
Lee G. Beaumont